SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - FY15 Results - Business Review

NEWS RELEASE                                                                                                                 PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk
9 March 2016

PRUDENTIAL PLC FULL YEAR 2015 RESULTS

PRUDENTIAL DELIVERS BROAD-BASED GROWTH AND INCREASED CASH GENERATION

Group Performance Highlights (on constant exchange rate basis):
•	IFRS operating profit of £4,007 million, up 22 per cent1
•	EEV new business profit of £2,617 million, up 20 per cent1,2
•	Underlying free surplus generation3 (after investment in new business) of £3,050 million, up 15 per cent1
•	Net cash remittances from business units of £1,625 million, up 10 per cent

Business Units Performance Highlights (on constant exchange rate basis):
•	Asia life and asset management IFRS operating profit of £1,324 million, up 17 per cent1
•	Jackson life IFRS operating profit of £1,691 million, up 10 per cent1
•	UK life IFRS operating profit of £1,167 million, up 60 per cent2
•	M&G IFRS operating profit of £442 million, down 1 per cent

Capital & Dividend:
•	IFRS shareholders’ funds of £13.0 billion, up 10 per cent4
•	EEV shareholders’ funds of £32.4 billion, up 11 per cent4, equivalent to 1,258 pence per share
•	Group Solvency II capital surplus5 estimated at £9.7 billion
•	2015 full year6 ordinary dividend increased by 5 per cent to 38.78 pence per share
•	Special dividend of 10 pence per share

Commenting on the results, Mike Wells, Group Chief Executive, said:

“We have delivered a strong performance in 2015. We continue to grow across our key metrics despite the macroeconomic uncertainty and the challenges presented by low long-term interest rates. IFRS operating profit increased 22 per cent to £4,007 million and EEV new business profit grew 20 per cent to £2,617 million. The Group’s underlying free surplus generation increased by 15 per cent to £3,050 million and cash remittances from business units were up 10 per cent to £1,625 million. These results represent good progress towards the 2017 growth and cash objectives, which we set out at the December 2013 investor conference in London.

“In Asia, our portfolio of businesses remains focused on serving the protection and investment needs of the growing middle classes in the region through a high-quality agency force and well-established bank partnerships. Our life and asset management businesses delivered a combined IFRS operating profit of £1,324 million, up 17 per cent. Life APE sales were 26 per cent higher at £2,853 million and generated a 28 per cent increase in EEV new business profit to £1,490 million. Despite this strong sales performance, our focus on growth and cash in the region also saw underlying free surplus generation rise 16 per cent to £673 million. Eastspring, our Asian asset management business, achieved record third-party net inflows of £6.0 billion, driving its total funds under management to a new high of £89.1 billion.

“In the US, we continue to meet the needs of the ‘baby-boomer’ generation transitioning into retirement. Jackson’s disciplined execution delivered good returns to our shareholders, with life IFRS operating profit up 10 per cent to £1,691 million and cash remittances to Group 13 per cent higher to a record £470 million. Our success in capturing strong variable annuity inflows at attractive margins drove our separate account asset base up 5 per cent1 to £91.0 billion.

1   Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. Increases on an actual exchange rate basis, which incorporate the effect of the exchange rate movements, are shown in the Financial Highlights section and in the Chief Financial Officer’s report. All amounts are comparable to 2014 unless otherwise indicated.

2   Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations.
4   Comparable to 31 December 2014 at actual exchange rates.
5   Before allowing for second interim ordinary and special dividends.
6   From 2016, Prudential will make twice-yearly interim ordinary dividend payments to replace final/interim dividend.

“In the UK, our life business delivered a 60 per cent1 increase in IFRS operating profit to £1,167 million, reflecting continued pro-active management of our in-force book. This result includes £339 million from specific management actions undertaken in the second half to position the balance sheet more efficiently under the new Solvency II regime, which are not expected to recur going forward. Against a backdrop of unprecedented change brought about by pension reforms, we delivered a 23 per cent increase in life APE sales to £1,025 million and drove new business profit up 23 per cent to £318 million.

“After a period of exceptional growth, M&G had a more challenging year with retail net outflows more than offsetting positive flows from institutional new business. As a result total funds under management declined by 7 per cent to £246.1 billion. Despite this, IFRS operating profit of £442 million was broadly in line with last year reflecting actions on costs and cash remittances were 6 per cent higher at £302 million.

“Prudential’s capital generative business operations and disciplined approach to risk management have improved the Group’s shareholders’ equity and solvency levels and have enhanced the Group’s financial flexibility. Our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position. At 31 December 2015, Group Solvency II capital surplus was estimated at £9.7 billion2, which is equivalent to a Group Solvency II capital ratio of 193 per cent. Shareholders’ equity on an EEV basis at 31 December 2015 was 11 per cent higher at £32.4 billion, equivalent to £12.58 per share.

“The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. The Board has also decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions in the UK.

“I am pleased to be able to announce such a strong performance today despite the current macroeconomic and political uncertainty, which have created a more volatile and unpredictable short-term outlook for global growth. We have the flexibility and resilience to adapt to these developments due to our focus on those markets where the need for our products is greatest, our growing level of recurring income from our sizeable in-force portfolio and our robust balance sheet position.

“The fundamentals of the Group remain compelling, our opportunities are intact and we are in an enviable position to benefit from the attractive structural and demographic opportunities in Asia, the US and the UK. The disciplined execution of our strategy, underpinned by the cash generating nature of our business, positions us well to be able to continue to deliver high-quality products and services to our 24 million customers and long-term profitable growth to our shareholders.”

1 Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.
2 Before allowing for second interim ordinary and special dividends.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles (EEV Principles) issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The impact of Solvency II is not reflected in EEV results in line with the guidance issued by the CFO Forum in October 2015. The Group’s EEV basis results are stated on a post-tax basis and, where appropriate, include the effects of IFRS. Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior year results using the current year foreign exchange rate ie current year average rates for the income statement and current year closing rates for the balance sheet.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the gain on sale of PruProtect and PruHealth and the costs arising from the domestication of our Hong Kong business. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012 and the cumulative foreign exchange loss on the disposal of the Japan Life business that has been recycled from Other Comprehensive Income on completion of the sale process.

4.	Total number of Prudential plc shares in issue as at 31 December 2015 was 2,572,454,958.

5.
A presentation for analysts and investors will be held today at 11:00am (UK)/ 7:00pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 10.30am (UK) / 6.30pm (Hong Kong)). Dial-in: +44 (0) 20 3059 8125 / 0800 368 0649 (Freephone UK), Passcode: ‘Prudential’ (this must be quoted to the operator to gain access to the call). Playback: +44 (0) 121 260 4861, Passcode: 124923#. This will be available from approximately 3.00pm (UK) / 11.00pm (Hong Kong) on 9 March 2016 until 11.59pm (UK) on 23 March 2016 / 7.59am (Hong Kong) on 24 March 2016.

6.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.	2015 Dividend (Second interim ordinary and Special)
Ex-dividend date	24 March 2016 (UK, Ireland, Hong Kong and Singapore)
Record date	29 March 2016
Payment of dividend	20 May 2016 (UK, Ireland and Hong Kong) On or about 27 May 2016 (Singapore and ADR holders)
8.	About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers and it has £509 billion of assets under management (as at 31 December 2015). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9. Forward-Looking Statements
This document may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation, and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2015 financial performance

Financial highlights

Life APE new business sales (APE sales)
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %

Asia	2,853	2,237	28	2,267	26
US	1,729	1,556	11	1,677	3
UK1	1,025	834	23	834	23
Total Group1	5,607	4,627	21	4,778	17

Life EEV new business profits and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2015 £m		2014 £m		Change %		2014 £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia	1,490	413	1,162	346	28	19	1,168	352	28	17
US	809	267	694	187	17	43	748	201	8	33
UK1	318	65	259	65	23	-	259	65	23	-
Total Group1	2,617	745	2,115	598	24	25	2,175	618	20	21

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
Operating profit before tax
Long-term business:
Asia	1,209	1,050	15	1,040	16
US	1,691	1,431	18	1,543	10
UK1	1,167	729	60	729	60
Long-term business operating profit1	4,067	3,210	27	3,312	23
UK general insurance commission	28	24	17	24	17
Asset management business:
M&G	442	446	(1)	446	(1)
Prudential Capital	19	42	(55)	42	(55)
Eastspring Investments	115	90	28	91	26
US	11	12	(8)	13	(15)
Other income and expenditure	(675)	(661)	(2)	(661)	(2)
Results of the sold PruHealth and PruProtect business	-	23	(100)	23	(100)
Total operating profit based on longer-term investment returns before tax	4,007	3,186	26	3,290	22
Non-operating items	(859)	(572)	(50)	(654)	(31)
Profit before tax attributable to shareholders	3,148	2,614	20	2,636	19
Tax charge attributable to shareholders' returns	(569)	(398)	(43)	(396)	(44)
Profit for the year attributable to shareholders	2,579	2,216	16	2,240	15

Post-tax profit - EEV
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
Post-tax operating profit
Long-term business:
Asia	2,321	1,900	22	1,903	22
US	1,808	1,528	18	1,647	10
UK1	863	735	17	735	17
Long-term business post-tax operating profit1	4,992	4,163	20	4,285	16
UK general insurance commission	22	19	16	19	16
Asset management business:
M&G	358	353	1	353	1
Prudential Capital	18	33	(45)	33	(45)
Eastspring Investments	101	78	29	79	28
US	7	6	17	7	-
Other income and expenditure	(617)	(567)	(9)	(567)	(9)
Results of the sold PruHealth and PruProtect business	-	11	(100)	11	(100)
Post-tax operating profit based on longer-term investment returns	4,881	4,096	19	4,220	16
Non-operating items	(930)	247	(477)	235	(496)
Post-tax profit for the year attributable to shareholders	3,951	4,343	(9)	4,455	(11)

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
IFRS	125.8	96.6	30	99.5	26
EEV	191.2	160.7	19	165.6	15

Underlying free surplus generated 2
	Actual Exchange Rate						Constant Exchange Rate
	2015 £m		2014 £m		Change %		2014 £m		Change %

	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	572	673	514	592	11	14	499	578	15	16
US	1,159	1,166	1,004	1,010	15	15	1,083	1,090	7	7
UK1	813	835	572	591	42	41	572	591	42	41
M&G	-	358	-	353	-	1	-	353	-	1
Prudential Capital	-	18	-	33	-	(45)	-	33		(45)
Total Group	2,544	3,050	2,090	2,579	22	18	2,154	2,645	18	15

Cash remitted by the business units to the Group

				2015 £m		2014 £m		Change %
Asia				467		400		17
US				470		415		13
UK				331		325		2
M&G				302		285		6
Prudential Capital				55		57		(4)
Total Group				1,625		1,482		10

Cash and capital

	2015	2014	Change %
Ordinary dividend per share relating to the reporting year	38.78p	36.93p	5
Special dividend per share	10.00p	-	-
Holding company cash and short-term investments	£2,173m	£1,480m	47
IGD capital surplus3	£5.5bn	£4.7bn	17
Group Solvency II capital surplus3,4	£9.7bn	n/a	n/a
Group Solvency II capital ratio3, 4	193%	n/a	n/a

Group shareholders' funds (including goodwill attributable to shareholders)

	2015	2014	Change %
IFRS	£13.0bn	£11.8bn	10
EEV	£32.4bn	£29.2bn	11

	2015%	2014%
Return on IFRS shareholders' funds5	27	26
Return on embedded value5	17	16

	2015	2014	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	1,258p	1,136p	11
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	1,201p	1,079p	11

Notes:
1
Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

2	Underlying free surplus generated comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations.
3	Estimated before allowing for second interim ordinary and special dividends. IGD capital surplus for 2014 estimated before allowing for final dividend.
4
The methodology and assumptions used in calculating the Group Solvency II capital results are set out in note II (c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.

5	Operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds.

Group Chief Executive’s Report

I am pleased to report a strong performance in 2015.

Our strategy continues to serve us well, focusing on the three long term opportunities across our geographic markets – (i) serving the protection and investment needs of the growing middle class in Asia; (ii) providing asset accumulation and retirement income products to US baby boomers and (iii) meeting the savings and retirement needs of an ageing British population. The strength of the Group’s execution capabilities, combined with our leading market positions, growing in-force book and excellent diversification by geography, currency, product and distribution enable us to create value for our customers while generating sustainable earnings and cash for our shareholders.

Group performance1

We continue to comment on our international business performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency volatility. We have used this basis in discussions below for our Asian and US businesses to maintain comparability.

Our Group IFRS operating profit based on longer-term investment returns increased by 22 per cent in 2015 to £4,007 million. On an actual exchange rate basis, the Group’s IFRS operating profit grew by 26 per cent.

•
Asia life and asset management operating profit of £1,324 million grew by 17 per cent, reflecting the growing recurring income from our life in-force book (up 14 per cent to £7.2 billion2) and higher assets under management in Eastspring. The recurring premium focus underpins our earnings growth in the region and is key to the resilience of our financial performance across the cycle.

•	US life IFRS operating profit of £1,691 million was up 10 per cent, driven by growth in fee income earned on separate account assets that have continued to benefit from robust net inflows.

•
UK life IFRS operating profit of £1,167 million grew by 60 per cent4, and included £339 million arising in the second half of 2015 from specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

•
M&G delivered operating profit of £442 million, broadly in line with 2014. Funds under management (including internal funds) were 7 per cent lower at £246.1 billion, reflecting retail outflows during 2015.

The Group is focused on delivering strong cash generation, which underpins both our strategic and financial flexibility. Underlying free surplus generation3, a key indicator of cash generation from our life and asset management businesses, was 15 per cent higher at £3,050 million after reinvestment in new business. In total, our businesses remitted cash to the corporate centre of £1,625 million, up 10 per cent on an actual exchange rate basis. Cash remittances of £467 million from Asia were 17 per cent higher while those from the US increased by 13 per cent to £470 million, both on an actual exchange rate basis. In the UK, our life operation remitted £331 million in line with last year and M&G delivered a 6 per cent increase in remittances to £302 million.

New business profit was up 20 per cent4 to £2,617 million, primarily reflecting higher overall volumes in Asia and the UK. All three of our life businesses contributed significantly to the total, with £1,490 million (up 28 per cent) of new business profit from Asia, £809 million (up 8 per cent) from the US and £318 million (up 23 per cent4) from the UK.

APE sales5 increased by 17 per cent4 to £5,607 million led by Asia where APE sales were 26 per cent higher at £2,853 million. In the US, APE sales were 3 per cent higher at £1,729 million as demand for our sales of variable annuities remained strong. In 2015, Jackson continued to proactively manage sales of variable annuities with living benefits while diversifying sales mix. In the UK, APE sales grew by 23 per cent4 to £1,025 million, based on our attractive with-profits product propositions sold through an expanding range of wrappers including income drawdown, individual pensions, ISAs and investment bonds. M&G experienced net outflows of £7.0 billion (2014: net inflows of £7.1 billion) driven by retail net outflows of £10.9 billion, due to redemptions from bond funds reflecting softer consumer sentiment on fixed income assets. Eastspring Investments, our Asia asset management business, delivered a strong performance in 2015, with third party net inflows of £6.0 billion (2014: net inflows of £5.4 billion).

Our balance sheet continues to be defensively positioned and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position.

We are continuing to make good progress towards our 2017 objectives announced in December 2013.

Asia Objectives	2012 £m6	2013 £m	2014 £m	2015 £m	CAGR (since 2012) %	2017 Objectives*
Asia life and asset management IFRS operating profit
Reported actuals	924	1,075	1,140	1,324
Constant exchange rate***	901	1,075	1,260	1,468		>£1,858 million**
Constant exchange rate change % (year-on-year)		19	17	17	18	>15% CAGR**

Asia underlying free surplus generation3
Reported actuals	484	573	592	673
Constant exchange rate***	471	573	662	765		£0.9 - £1.1 billion
Constant exchange rate change % (year-on-year)		22	16	16

Group Objective for cumulative period 1 January 2014 to 31 December 2017					Actual	Objective
					1 Jan 2014 to 31 Dec 2015	1 Jan 2014 to 31 Dec 2017
Cumulative Group underlying free surplus generation from 2014 onwards					£5.6 billion	> £10 billion

*	The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

**	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012-2017.
***	Constant exchange rate results translated using exchange rates as at December 2013.

Our operating performance by business unit

Asia
Asia has delivered strong financial results in 2015 across all of our key metrics, demonstrating the resilient performance of our well diversified and increasingly large in-force business portfolio. IFRS operating profit of £1,324 million was up 17 per cent (16 per cent on an actual exchange rate basis), free surplus generation grew by 16 per cent to £673 million (14 per cent on actual exchange rate basis) and net cash remittances of £467 million were up 17 per cent.

Our life business strategy is centred on Asia’s rapidly growing life insurance markets with a focus on regular premium, protection orientated policies distributed primarily through high quality agency and bank partners. We have over 14 million customers across the region, one of the largest and most productive agency sales forces, a well-established bancassurance franchise and leadership positions in 9 out of 12 markets. Despite our strong progress over the last decade, insurance penetration in the markets in which we operate remains low and the demand for savings, health and protection products from a growing middle class continues to be high. Our scale and scope in the region, combined with proven operational expertise, enables us to execute on strategic growth opportunities, invest in building the business through the economic cycle and remain flexible to resist market pressure for products we consider to be less attractive. This approach will, from time to time, lead to fluctuations in APE sales at a country level but allows us to conserve value without compromising the overall regional delivery.

In 2015 new business APE sales increased by 26 per cent driven by 30 per cent growth in regular premium new business (which contributes 93 per cent of our APE sales) offsetting the 8 per cent reduction in single premiums, which are more susceptible to softer economic conditions. Our sales performance continues to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Agency APE sales were 29 per cent higher across the region, reflecting continued investment in agency manpower and an improvement in average agent productivity of 25 per cent. Our core bank partnerships continue to make good progress, led by Standard Chartered Bank where APE sales rose by 16 per cent. New business profit was up 28 per cent at £1,490 million and outpaced the APE sales growth of 26 per cent.

In Hong Kong, APE sales grew 74 per cent driven by increases in agency headcount and productivity and also from our successful inroads into Hong Kong’s broker network. During 2015, we have also seen acceleration in demand from Mainland China-based customers, with around 70 per cent of this business having an annual premium below US$5,000. We remain well placed to satisfy the growing demand for savings and protection products from both domestic and Mainland Chinese customers.

Our joint venture with CITIC in China continues to perform well, with APE sales growth of 28 per cent and operations now in 64 cities. The second half of the year was marked by significantly higher levels of volatility in investment markets, which impacted single premium business through the bancassurance channel. However, regular premium sales remain strong, with growth of 34 per cent in the fourth quarter and 29 per cent for the year. Furthermore, sales of health and protection business nearly doubled during the year, contributing over 42 per cent of our APE sales in China. We are well prepared for the implementation in 2016 of China’s Risk Oriented Solvency System (C-ROSS) and we do not expect this to cause any issues for our business.

In Singapore, we continue to lead the market for regular premium products with a market share of 23 per cent7 and the largest agency force in the industry. During 2015, we have focused on growing regular premium agency-sourced protection sales, which has enhanced the mix of business and contributed to a 7 per cent increase in new business profit through this channel. Reflecting our pro-active de-emphasis of universal life sales, and the effect of cessation of distribution relationships with Maybank and Singpost, total APE sales were 13 per cent lower in 2015.

Indonesia continues to generate material levels of new business value for our Asia business, and the recurring regular premium nature of our in-force portfolio has driven a 21 per cent increase in IFRS operating profit. Our sales performance reflects both softer market conditions and the impact of deliberate, pro-active actions to further improve the quality of our distribution. While this might affect shorter-term sales progression, it conserves value and positions us well to capitalise on the eventual upturn. Market conditions for new business sales remain challenging, with suppressed consumer sentiment making it harder to close sales, reflected in APE sales 11 per cent lower at £326 million. However, average agency case sizes increased by 9 per cent in 2015. We remain confident about our long-term prospects in Indonesia given the low insurance penetration levels and we are continuing to invest in building our agency force nationwide.

In Malaysia, we have seen continued success from our strategy to increase our penetration of the Bumi sector, where we are the largest provider with a 43 per cent share of the Takaful market. In addition to growing the agency force by 13 per cent, we have also increased our activity in bancassurance with APE sales from this channel up 68 per cent. Overall APE sales increased by 17 per cent in the year.

All of our other markets have delivered good quality growth. In the Philippines, we have continued to focus on the agency channel, with increased manpower and higher average case sizes driving APE sales growth of 20 per cent in this channel. Overall APE sales were up 9 per cent, reflecting our decision of being selective in how we participate in bancassurance. Thailand’s APE sales were up 12 per cent, driven by strong growth from our main bancassurance partners, United Overseas Bank and Thanachart. Vietnam had an excellent year, with APE sales growing 32 per cent on higher levels of agency activity. Our green field operations in Cambodia continue to move ahead well with APE sales up 167 per cent.  While our larger, more established markets are progressing well, our ability to execute across the spectrum, covering markets at different stages of development, is key to driving long-term, profitable growth in the region.

Our joint venture with ICICI Bank in India remains the leader in the private sector with a market share of 12 per cent and APE sales growth of 21 per cent. In Taiwan and Korea, we remain selective in our participation and as a result we are content to tolerate fluctuations in new business volumes. Both businesses have generated a higher level of IFRS operating profit.

Despite significant volatility in capital markets, Eastspring Investments, our Asia asset management business, delivered strong results in 2015 with record third-party net inflows of £6.0 billion, up 11 per cent on 2014. The businesses benefited from robust inflows into equity funds, including Asian equity funds in Japan, good investment performance in Korea and India driving excellent domestic flows and healthy net inflows into bond funds from our joint ventures in China and India. Total funds under management at 31 December 2015 were a record £89.1 billion, up 16 per cent on the prior year as a result of net inflows from both our third party and our life businesses.

The fundamentals of our Asian business remain compelling and we have the capabilities and market positions to be able to deliver long-term, profitable growth.

US
Our US business delivered a strong performance in 2015, with total IFRS operating profit of £1,702 million, up 9 per cent (18 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 10 per cent (18 per cent on an actual exchange rate basis) to £1,691 million, driven by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the year, enabling Jackson to remit a record £470 million of cash to the Group (2014: £415 million), while maintaining a healthy balance sheet. Jackson’s Risk-Based Capital ratio at the end of 2015 was 481 per cent, compared to 456 per cent at the end of 2014.

The US economy experienced uneven performance during 2015, with a noticeable deceleration in consumer spending and a contraction in business investment in the fourth quarter. Employment data was more positive, with non-farm payrolls in the last two months of the year exceeding expectations. This contributed to the Federal Reserve decision to increase the Federal Funds target rate by 25 basis points in December. The S&P 500 Index ended the year roughly in line with year-end 2014 levels and the 10-year Treasury rate rose 10 basis points to 2.28 per cent at the end of 2015.

Overall, in 2015 the US competitive landscape remained relatively stable, although the industry continued to adjust its products and benefits in reaction to regulatory developments and economic conditions. Within variable annuities, providers are mainly choosing to modify their product offerings through reductions in fund availability and increased fees.  With a final fiduciary rule expected from the US Department of Labor in the first half of 2016, we are working on contingency plans with the expectation of some changes to the rule, but the basic framework of the original proposal is presumed to remain intact.  Given Jackson’s proven record of product innovation, best-in-class infrastructure, access to competitive intelligence and integration of product design with distribution, we believe we are well positioned to respond, adapt and take advantage of any market disruptions.

Jackson achieved total retail APE sales of £1,606 million in 2015, broadly consistent with the levels in 2014. Including institutional sales, total APE sales increased 3 per cent to £1,729 million, driving an 8 per cent growth in new business profit to £809 million.

Total variable annuity APE sales of £1,512 million in 2015 remained flat compared to 2014, reflecting Jackson’s continued focus on proactively managing sales of products with living benefits to maintain an appropriate balance of revenue streams and match our annual risk appetite. The proportion of variable annuity sales without living benefits remains significant at 33 per cent of total variable annuity APE sales, broadly in line with last year. Elite Access continues to be the undisputed leader in the investment-only variable annuity market with APE sales of £314 million (2014: £335 million), with the proportion of business from non-qualified accounts representing 69 per cent of the total (up from 66 per cent in 2014). With £9.6 billion in assets since its launch in March 2012, Elite Access not only reflects Jackson’s strength in commercialising a low cost, no guarantee product but in also navigating a demand shift from qualified to non-qualified accounts. In relation to Variable Annuities with living benefit guarantees, during 2015 we introduced a broader range of living benefit features to policyholders, creating additional product capacity to meet the underlying customer demand. Overall, Jackson’s statutory separate account assets increased by 5 per cent, from £86.5 billion in 2014 to £91.0 billion in 2015 (up 11 per cent on an actual exchange rate basis), reflecting positive business flows.

Jackson’s strategy is unchanged, serving the 75 million US baby boomers as they enter retirement. We continue to price new business on a conservative basis, targeting value over volume and the economics of our business remain very attractive. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. Our hedging programme continued to perform well throughout 2015 and under the recent volatility experienced in the markets. Our credit book is in good shape and we have continued to take actions to improve further its quality, increasing our Treasury position and reducing our high yield energy exposure. With this strategy, Jackson has been able to deliver significant profitable growth across the cycle and since 1 January 2008 has remitted nearly US$3.3 billion of cash to the Group. Our performance continues to demonstrate that Jackson’s approach has successfully translated into value for customers and into profits and cash for shareholders.

UK and Europe

Our UK business delivered strong growth in IFRS operating profit, new business profit and free surplus generation. We continue to execute successfully our UK strategy, focusing on our core strength of investment-based retail offerings, selective participation in the wholesale business segment and active management of our in-force book. Life IFRS operating profit was 60 per cent4 higher at £1,167 million and includes £339 million from the positive impact of specific management actions undertaken in the second half to position the balance sheet more efficiently under the new Solvency II regime, which are not expected to recur going forward. Cash remitted to the Group increased to £331 million (2014: £325 million).

In 2015, APE sales grew 23 per cent4 to £1,025 million with a consequent 23 per cent4 increase in new business profit to £318 million. These results demonstrate the strength of our customer propositions in retail risk-managed investment products, combined with our diversified distribution capability. In 2015 we continued to participate in the pensions de-risking market in a disciplined manner, and delivered a robust performance from this sector.

Our retail business achieved APE sales growth of 32 per cent to £874 million (2014: £663 million4) driven by a growing demand for our savings and retirement products and specifically the distinctive PruFund range, with momentum increasing through the year as additional products and services came online including PruFund ISA, Flexible Income Drawdown and our simplified non-advised drawdown Pension Choices Plan. Our capabilities in multi-asset investing, the strength of our brand and diversified distribution, collectively position us well to meet evolving customer needs in a post-pension freedoms retirement market. Retail new business profit increased by 31 per cent4 benefiting from increased sales volumes partially offset by a lower contribution from individual annuity sales. APE sales of individual annuities decreased by 46 per cent from 2014 levels to £57 million and now represent 7 per cent of retail sales.

Demand for our PruFund multi-asset funds among our target customer base remains strong as customers continue to be attracted by both the performance track record and the benefits of a smoothed return in managing market volatility and reducing customer investment risk. Our successful launch in February 2015 of the PruFund range of investment funds within an ISA wrapper generated APE sales of £73 million with assets under management totalling £674 million at the end of December 2015. In total across all products, PruFund APE sales of £574 million increased by 82 per cent, with total assets under management having increased 42 per cent since the start of the year to £16.5 billion.

Onshore bonds APE sales of £258 million increased by 11 per cent and offshore bonds APE sales of £75 million rose by 21 per cent over the previous year. Reflecting increased demand for our wider range of retirement solutions post-pension reforms, income drawdown APE sales have almost trebled to £102 million and individual pensions APE sales have more than doubled to £150 million compared to 2014. We continue to diversify our product portfolio in response to the expanding market for flexible retirement income and pensions products.

Corporate pensions APE sales of £152 million were 3 per cent higher than in 2014. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 73 of the 101 public sector authorities in the UK (2014: 72 of the 99).

Our bulk annuity business concluded four deals, generating APE sales of £151 million (2014: £171 million, seven deals), new business profit of £117 million (2014: £105 million) and IFRS operating profit of £89 million (2014: £105 million). In 2015 our approach to bulk transactions in the UK continued to be one of disciplined participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements. The implementation of Solvency II has increased significantly the capital intensity of annuity business and this will significantly reduce our appetite to transact bulk business going forward.

In Poland, our life business continues to grow steadily. The business now has 18 branches across the country and 597 financial planning consultants. Its success demonstrates our ability to build a new business franchise by transferring our existing product and distribution strengths to new markets.

Our strategy in the UK and Europe remains to leverage our investment expertise, distribution scale and well-established brand in order to deliver capital light profitable growth in retail investment products, while managing our in-force business to generate long-term earnings and cash.

Africa

During 2015 we continued to develop our businesses in Sub-Sahara Africa. We entered the Uganda insurance market through the acquisition of Goldstar Life Assurance in June 2015 and established bank distribution agreements with Societe Generale and Fidelity Bank in Ghana, and with Standard Chartered in Kenya. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance. Once regulatory approval is received for the Zambia acquisition, our footprint in Africa will have expanded to four countries with access to nearly 1,300 agents and 200 bank branches.

M&G

M&G’s focus on producing superior long-term investment returns, coupled with well-established distribution in the UK and across Europe, underpins its financial results. IFRS operating profit of £442 million was broadly in line with 2014, with cash remittances to Group of £302 million up 6 per cent. At the end of 2015 M&G’s total funds under management were 7 per cent lower at £246.1 billion (2014: £264 billion), with external funds under management of £126.4 billion accounting for 51 per cent of the total compared with 45 per cent five years ago. Despite outflows in 2015, M&G’s total funds under management have grown from £198.3 billion at the end of 2010 to £246.1 billion at the end of 2015, reflecting M&G’s continued focus towards innovation and asset class diversification.

Gross retail and institutional inflows amounted to £33.6 billion (2014: £38.0 billion).  Redemptions in the retail business, however, resulted in overall net outflows of £7.0 billion in 2015. Retail net outflows of £10.9 billion (2014: net inflows of £6.7 billion) were partially offset by institutional net inflows of £3.9 billion (2014: £0.4 billion).

In the fourth quarter of 2015, M&G experienced net retail outflows of £3.5 billion, including £2.4 billion from Europe. This reflected the continuation of a market-wide change in investor sentiment away from fixed income, against a backdrop of high levels of volatility and macroeconomic uncertainties, conditions that have continued into the early part of 2016. Our strategy of diversification by asset class has helped attract good net inflows into several M&G multi-asset funds (totalling £2.0 billion) and into our retail property fund (£0.5 billion) in 2015.

At the end of 2015, retail funds under management were 18 per cent lower at £60.8 billion (2014: £74.3 billion). Retail funds under management from Continental Europe represent 39 per cent of total retail assets.

A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. Net institutional inflows were £3.9 billion, compared with £0.4 billion in 2014. The M&G Alpha Opportunities Fund has been particularly popular with institutional investors, attracting £2.0 billion of net inflows during 2015.

M&G had a multi-billion pound pipeline of institutional commitments at the end of 2015 across a diverse range of fixed income, real estate and alternative investment strategies that have yet to be invested. External institutional funds under management increased 5 per cent in 2015 to £65.6 billion (2014: £62.8 billion).

M&G’s disciplined approach to cost management is reflected in a small improvement in the cost income ratio to 57 per cent (2014: 58 per cent), despite the impact of lower revenues from reductions in the level of average assets managed.

On 1 February 2016, Michael McLintock announced that he is retiring as Chief Executive of M&G Investments after 19 years in the role. I would like to thank Michael for his exceptional contribution to M&G over the last two decades. Under his leadership M&G has grown to become one of Europe’s largest fund managers by offering innovative investment solutions to meet the needs of our customers and clients. I wish him all the very best for the future. He will be succeeded later this year by Anne Richards, whose prior role was Chief Investment Officer and Head of EMEA at Aberdeen Asset Management. Anne joins the Board in June 2016.

M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital efficient profits and cash generation for the Group.

Capital and risk management
We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently for the Group. Our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position. At 31 December 2015, Group Solvency II capital surplus8,9 was estimated at £9.7 billion, which is equivalent to a Group Solvency II capital ratio of 193 per cent.

Based on the Insurance Groups Directive solvency measure, our surplus position9 at 31 December 2015 was estimated at £5.5 billion (31 December 2014: £4.7 billion10), equivalent to a cover of 2.5 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2015. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

The strength of our 2015 results demonstrates the successful execution of our strategy and our distinctive ability to deliver profitable growth across the cycle. Asia remains at the heart of the Group and our progress this year is underlined by the strong growth that we have delivered across sales, earnings and cash from the region. This has been well complemented by our disciplined progress in our more mature markets of the US and the UK.

The current significant macroeconomic uncertainty and market instability is resulting in a more unpredictable near-term outlook for global growth prospects. While this creates a headwind for our fee-based businesses, our progress continues to remain underpinned by the structural demand for regular premium savings and protection products in Asia. Through proactive management of our product mix and balance sheet and the growing scale of stable, recurring income from our in-force portfolio, the Group has the flexibility and resilience to adapt to changes in the market and deliver robust earnings and shareholder value.

The Group’s strategy remains centred on the long-term opportunity of servicing an increasingly self-reliant middle class through the provision of savings globally and health and protection in Asia. We have premium franchises in our chosen markets of Asia, the US and the UK with significant structural competitive advantages to deliver effectively conservative products to protect our consumers’ health and wealth and provide absolute and good relative returns to our shareholders.

In Asia, the growing savings and protection needs of a rapidly emerging and increasingly wealthy population underpin our long-term, structural growth prospects in the region. The high quality, recurring nature of our income and the scale and diversity of our pan-regional platform position us well to smooth out the inevitable country level fluctuations to deliver value across the cycle.

In the US, our business is focused on the provision of products for the savings and income needs of the baby boomers entering retirement. While the proposed Department of Labor regulations are likely to reduce the access to valuable retirement products and services to the American middle class, our competitive advantages of superior product performance, low costs and strong commercialisation skills align the business well to meet these growing needs in the new landscape. We are in the advanced stages of executing our contingency plans which are designed to underpin our future prospects for both earnings and cash.

In the UK, our life business is proving adept at navigating the significant changes brought about by pension reforms and is successfully extending its product offering to meet evolving consumer needs. In asset management, M&G is currently experiencing headwinds but benefits from its scale and the diversity of its asset base. Our well-regarded brands, investment performance track record and strong market positioning are key attributes that support our execution in this market.

We remain well capitalised with a defensive, high quality balance sheet.

The disciplined execution of our strategy, underpinned by the recurring income and cash generating nature of our business, positions us well to continue to deliver sustainable, long-term profitable value to both our customers and shareholders.

Notes:
1
The comparative results referenced above and elsewhere in this document have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer’s report on our 2015 financial performance.

2 Recurring income from Asia in-force book represents external renewal Gross Earned Premiums (including Joint Ventures).
3
Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

4
Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

5	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.
6
Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

7	Source: Based on Life Insurance Association, Singapore data as at December 2015.
8
The methodology and assumptions used in calculating the Group Solvency II capital results are set out in note II (c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.

9 Before allowing for second interim ordinary and special dividends.
10 Before allowing for 2014 final dividend.

Chief Financial Officer’s report on our 2015 financial performance

2015 has been another year of progress, delivering a strong financial performance across our ‘growth and cash’ metrics of new business profit, IFRS operating profit and operating free surplus generation. This performance was broad-based with strong contributions from our principal business operations. The Group’s financial performance and its resilience increasingly benefits from ongoing improvement in the quality of our income delivered through stronger growth in non-interest sensitive sources and from the balance of profit and cash across different geographies, currencies, products and distribution channels. Prudential’s balance sheet remains conservatively positioned, our Group solvency under the Insurance Groups Directive (IGD) is robust and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position.

The key financial highlights of 2015 (on a constant exchange rate basis) were:
•	Group IFRS operating profit was 22 per cent higher at £4,007 million.
•
Group profit before tax attributable to shareholders on an IFRS basis increased 19 per cent to £3,148 million, including the financial impact of short-term movements in investment values and other items reported outside the operating result.

•	Underlying free surplus generation1 (net of investment in new business) rose by 15 per cent to £3,050 million.
•
On the European Embedded Value (EEV) basis of reporting performance, new business profit increased 20 per cent2 to £2,617 million, contributing to EEV operating profit of £4,881 million, up 16 per cent.

•	EEV basis shareholders’ funds at 31 December 2015 increased to £32.4 billion, 11 per cent higher than the previous year-end on an actual exchange rate basis.

During 2015, investment markets have remained volatile, reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by the steep decline in commodities prices. The fourth quarter in particular saw weakening equity markets and widening credit spreads across most of the major global economies. Although we have taken steps to reduce the investment market sensitivity of our earnings and balance sheet in recent years, we remain significant long-term holders of financial assets. Short-term fluctuations in the value of these assets are reported outside the operating result, which is based on longer-term investment return assumptions.

Currency values in the countries in which we operate have also fluctuated in the course of 2015. As a significant proportion of our earnings and capital are US dollar denominated, the weaker sterling benefited our reported results, shareholders’ equity and solvency. However, for the purposes of evaluating the financial performance of our businesses outside the UK, unless otherwise stated, we continue to present growth rates before the impact of currency movements, as this gives a more meaningful assessment of underlying performance trends.

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
Operating profit before tax
Long-term business:
Asia	1,209	1,050	15	1,040	16
US	1,691	1,431	18	1,543	10
UK2	1,167	729	60	729	60
Long-term business operating profit2	4,067	3,210	27	3,312	23
UK general insurance commission	28	24	17	24	17
Asset management business:
M&G	442	446	(1)	446	(1)
Prudential Capital	19	42	(55)	42	(55)
Eastspring Investments	115	90	28	91	26
US	11	12	(8)	13	(15)
Other income and expenditure3	(675)	(661)	(2)	(661)	(2)
Results of the sold PruHealth and PruProtect business	-	23	(100)	23	(100)
Total operating profit based on longer-term investment returns	4,007	3,186	26	3,290	22
Short-term fluctuations in investment returns:
Insurance operations	(663)	(461)	(44)	(537)	(23)
Other operations	(74)	(113)	35	(113)	35
	(737)	(574)	(28)	(650)	(13)
Other non-operating items3	(122)	2	n/a	(4)	n/a
Profit before tax attributable to shareholders	3,148	2,614	20	2,636	19
Tax charge attributable to shareholders’ returns	(569)	(398)	(43)	(396)	(44)
Profit for the year attributable to shareholders	2,579	2,216	16	2,240	15

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
Basic earnings per share based on operating profit after tax	125.8	96.6	30	99.5	26
Basic earnings per share based on total profit after tax	101.0	86.9	16	87.9	15

IFRS Operating Profit
Total IFRS operating profit increased by 22 per cent to £4,007 million in 2015, driven by improved performance in our life operations in Asia, the US and the UK.

•
Asia total operating profit of £1,324 million was 17 per cent higher than the previous year (16 per cent on an actual exchange rate basis), with strong growth in both life insurance and Eastspring Investments, our Asia-based asset management business.

•	US total operating profit at £1,702 million increased by 9 per cent (18 per cent on an actual exchange rate basis), driven by higher fee income from growth in Jackson’s separate account asset base.
•
UK total operating profit was 59 per cent2 higher at £1,195 million, driven by our focused approach on active management of our in-force portfolio and the positive impact of specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

•
M&G operating profit (excluding Prudential Capital) at £442 million was in line with 2014, with action on costs mitigating the impact of lower revenues following a 7 per cent reduction in funds managed at end 2015.

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 23 per cent2 to £4,067 million. This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be compensated.

Shareholder-backed policyholder liabilities and net liability flows4

	2015 £m				2014 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2015	Net liability flows5	Market and other movements	At 31 December 2015	At 1 January 2014	Net liability flows5	Market and other movements	At 31 December 2014
Asia	26,410	1,867	(433)	27,844	21,931	1,937	2,542	26,410
US	126,746	8,476	3,691	138,913	107,411	8,263	11,072	126,746
UK	55,009	(2,694)	509	52,824	50,779	(610)	4,840	55,009
Total Group	208,165	7,649	3,767	219,581	180,121	9,590	18,454	208,165

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the course of 2015 policyholder liabilities increased from £208.2 billion at the start of the year to £219.6 billion at 31 December 2015. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows4,5 into policyholder liabilities of £7.6 billion in 2015 driven by our US and Asia businesses. Net flows into our US business were £8.5 billion in 2015, reflecting continued success in attracting new variable annuity business. The consistency of our net flows into Asia is underpinned by our focus on recurring premium new business and strong customer retention. Across this business net liability flows continue to be positive at £1.9 billion. Net outflows in the UK are partly due to the impact of large investment only corporate pension schemes transfers combined with annuity payments that are no longer offset by new business inflows following the reduction in retail annuity sales. Positive foreign currency translation effects together with favourable investment market and other movements have contributed a further £3.8 billion to the increase in policyholder liabilities since the start of the year.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver6
	Actual Exchange Rate						Constant Exchange Rate
	2015 £m			2014 £m			2014 £m
	Operating profit	Average liability	Margin	Operating2 profit	Average liability	Margin	Operating2 profit	Average liability	Margin
			bps			bps			bps
Spread income	1,157	73,511	157	1,131	67,252	168	1,189	69,628	171
Fee income	1,896	125,380	151	1,618	110,955	146	1,726	116,507	148
With-profits	314	106,749	29	298	101,290	29	299	101,653	29
Insurance margin	1,759			1,418			1,464
Margin on revenues	1,911			1,721			1,708
Expenses:
Acquisition costs*	(2,186)	5,607	(39)%	(2,014)	4,627	(44)%	(2,077)	4,778	(43)%
Administration expenses	(1,688)	206,423	(82)	(1,454)	186,049	(78)	(1,505)	194,588	(77)
DAC adjustments	340			277			292
Expected return on shareholder assets	225			215			216
	3,728			3,210			3,312
Impact of specific management actions in second half of the year, ahead of Solvency II	339			-			-
Operating profit based on longer-term investment returns	4,067			3,210			3,312
*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

In 2015, we maintained our preference for higher quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. Insurance margin was up 20 per cent (24 per cent on an actual exchange rate basis) reflecting our strategic emphasis on growing our offering of risk products such as health and protection in Asia. Fee income was up 10 per cent (17 per cent on an actual exchange rate basis) primarily reflecting the growth in the level of assets that we manage on behalf of our customers, primarily in the US. In contrast, the contribution to our profits from spread income decreased by 3 per cent (increase 2 per cent on an actual exchange rate basis), primarily due to the effect of lower achieved yields in the US and a declining contribution from UK annuities. The fact that insurance margin and fee income generated a higher and growing proportion of our income represents a healthy evolution in the quality, resilience and balance of our earnings. Our share of returns from with-profits operations was up 5 per cent, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The total costs we have incurred in writing new business and administering the in-force life business also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build our business, while maintaining control of costs.

In the second half of 2015 and ahead of securing Solvency II internal model approval, a number of specific management actions were taken by our UK life business to position the balance sheet more efficiently under the new regime. These actions included extending the reinsurance of longevity risk to cover £8.7 billion of annuity liabilities by the end of 2015 (end-2014: programme covered £2.3 billion of liabilities). It also included repositioning of the fixed income asset portfolio, increasing to 95 per cent the proportion that would benefit from the matching adjustment under Solvency II. The combined effect of these and other actions generated a £339 million IFRS operating profit in the second half of 2015 and is not expected to recur going forward.

IFRS operating profit from our portfolio of life insurance operations in Asia was up 16 per cent to £1,209 million, driven by a 14 per cent increase in the contribution from the in-force business, reflecting both its larger scale  and our regular premium health and protection oriented product focus. Indonesia IFRS operating profit, our largest market on this measure, increased 21 per cent to £356 million, reflecting the addition of new savings and protection sales in the year to an already sizeable recurring premium in-force business. Hong Kong IFRS operating profit was 27 per cent higher at £150 million, mainly due to the increasing profit contribution from a growing customer base purchasing health and protection cover. Malaysia IFRS operating profit grew by 12 per cent to £120 million, reflecting a growing contribution from the in-force business. IFRS operating profit in Singapore declined 4 per cent to £204 million, the result of our deliberate decision to discontinue universal life sales as the returns of these products in the current interest rate environment are unattractive. We are also encouraged to see further progress among our fast-growing businesses in China, Thailand, the Philippines and Vietnam which collectively generated £220 million of Asia’s IFRS operating profit, up 28 per cent compared to the prior year and now account for 18 per cent of the total life result compared to just 7 per cent only 3 years ago.

In the US, life IFRS operating profit increased by 10 per cent to £1,691 million, primarily as a result of an 11 per cent increase in fee income, which is now Jackson’s main income source, and efficient management of costs. The uplift in fee income reflects the growth in average separate account assets from £78.1 billion in 2014 to £86.9 billion in 2015, equating to an increase of 11 per cent on a constant exchange rate basis (20 per cent on an actual exchange rate basis), driven by sizeable variable annuity net premium inflows. Contribution from insurance margin also increased by 10 per cent. Lower yields impacted the spread income which decreased by 6 per cent on a constant exchange rate basis.

UK life IFRS operating profit was 60 per cent higher than 2014 at £1,167 million (2014: £729 million). New annuity business contributed £123 million (2014: £162 million) including £89 million (2014: £105 million) from the four bulk transactions completed in 2015. The balance of £1,044 million (2014: £567 million), reflects a robust level of profit from our core annuity in-force and with-profits business and includes a £339 million benefit from specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime. Of this amount, £170 million related to profit on longevity reinsurance transactions executed in the second half of the year, with a further £169 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The non-recurring nature of these actions and our reduced appetite for annuities post-Solvency II will mean that, going forward, IFRS earnings from our UK life business will be predominantly driven by the contribution from core annuity in-force and with-profits business.

Asset management net inflows and external funds under management7

	External net inflows					External funds under management
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %	2015 £m	2014 £m	Change %
M&G
Retail	(10,858)	6,686	(262)	6,686	(262)	60,801	74,289	(18)
Institutional	3,850	401	860	401	860	65,604	62,758	5
M&G	(7,008)	7,087	(199)	7,087	(199)	126,405	137,047	(8)
Eastspring8	5,971	5,430	10	5,380	11	30,281	25,333	20
Total asset management	(1,037)	12,517	(108)	12,467	(108)	156,686	162,380	(4)

Total asset management (including MMF)	28	12,526	(100)	12,481	(100)	162,692	167,180	(3)

Asset management: In 2015 our asset management businesses in the UK and Asia collectively increased their contribution to IFRS operating profit compared to the previous year.  Similar to the trend observed in our life operations, asset management operating profit primarily reflects the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G delivered a broadly unchanged IFRS operating profit of £442 million (2014: £446 million), reflecting a 2 per cent rise in underlying profit to £406 million (2014: £400 million),  lower performance-related fees of £22 million (2014: £33 million) and a similar level of earnings from associates of £14 million (2014: £13 million). While underlying revenues in the first half of 2015 benefited from higher levels of funds under management, the large net outflows from retail funds since May contributed to a two per cent decrease in underlying revenues for the year overall. Actions on costs mitigated the effect of lower overall revenues to deliver a modest increase in underlying profit compared to 2014.  However, the lower level of assets under management at the end of 2015 will impact the revenue prospects for 2016 absent a meaningful recovery in M&G’s overall third party net flows or a significant uplift in the market value of assets.

Our Asia asset management business, Eastspring Investments, has benefited from significant growth in funds under management during 2015, with IFRS operating profit higher by 26 per cent at £115 million. An 11 per cent increase in third party net inflows to £6.0 billion saw external funds managed rise by 20 per cent on an actual exchange rate basis to £30.3 billion at end-2015. Average total funds under management including funds managed on behalf of Prudential’s life operations, increased by 25 per cent to £85.1 billion compared with 2014. Eastspring Investments growth in fee revenue outpaced the increase in operating costs, resulting in a modestly improved cost income ratio of 58 per cent (59 per cent on an actual exchange rate basis).

In the US, our non-insurance businesses collectively generated IFRS operating profit of £11 million (2014: £13 million). In July, Jackson announced that Curian would no longer accept new business effective from 31 July 2015. Curian continues to actively manage existing accounts into 2016 to allow for the transition of accounts, but is expected to exit the business around the end of the first quarter of 2016. Total IFRS operating losses in Curian in 2015 were £16 million and included £13 million of cost related to exiting the business.

Prudential Capital produced IFRS operating profit of £19 million in 2015 (2014: £42 million). During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation will continue into 2016.

IFRS short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2015 the total short-term fluctuations in investment returns relating to the life operations were negative £663 million, comprising negative £119 million for Asia, negative £424 million in the US and negative £120 million in the UK.

In Asia, the negative short-term fluctuations of £119 million reflected net unrealised losses on fixed income securities, primarily due to rises in bond yields.

Short-term fluctuations in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. The negative short-term fluctuations of £424 million in 2015 were primarily attributable to the net value movement in the year of the hedge instruments held to manage market exposures.

Negative short-term fluctuations of £120 million in the UK reflected net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business following a rise in interest rates during the year.

IFRS effective tax rates
In 2015, the effective tax rate on IFRS operating profit based on longer-term investment returns was 20 per cent (2014: 23 per cent). The reduction is due to lower corporate tax rates in certain jurisdictions and a higher benefit from non-recurring tax credits specifically in Jackson.

The 2015 effective tax rate on the total IFRS profit was 18 per cent (2014: 15 per cent), reflecting a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax.

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £3,004 million remitted to tax authorities in 2015. This was higher than the equivalent amount of £2,237 million in 2014, principally due to higher corporation tax payments. In the US a change of basis for taxing derivatives which affects the timing but not the quantum of tax payable, has accelerated future tax payable into 2015. Tax payments in the UK in 2015, which relate to both the current and prior year, reflect positive investment returns in 2014.

	2015 £m				2014 £m
	Corporation taxes	Other taxes	Taxes collected	Total remitted	Corporation taxes	Other taxes	Taxes collected	Total remitted
Taxes paid in:
Asia	258	77	111	446	199	52	87	338
US	556	51	433	1,040	205	35	375	615
UK	521	184	786	1,491	314	202	759	1,275
Other	5	20	2	27	3	4	2	9
Total tax paid	1,340	332	1,332	3,004	721	293	1,223	2,237

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which include sales taxes, employee and annuitant payroll taxes.

Free surplus generation
Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the year. In 2015 underlying free surplus generation, after investment in new business, increased by 15 per cent to £3,050 million.

Free surplus generation
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %

Free surplus generation1
Asia	1,086	938	16	930	17
US	1,433	1,197	20	1,291	11
UK2	900	656	37	656	37
M&G	358	353	1	353	1
Prudential Capital	18	33	(45)	33	(45)
Underlying free surplus generated from in-force life business and asset management2	3,795	3,177	19	3,263	16
Investment in new business2	(745)	(598)	(25)	(618)	(21)
Underlying free surplus generated	3,050	2,579	18	2,645	15
Market related movements, timing differences and other movements	282	(6)
Net cash remitted by business units	(1,625)	(1,482)
Total movement in free surplus	1,707	1,091
Free surplus at 1 January	5,059	4,003
Effect of domestication of Hong Kong branch	-	(35)
Free surplus at end of year	6,766	5,059

The increase in free surplus generated by our life insurance businesses reflects our growing scale and the highly capital generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential in our industry. In line with this approach the closing value of free surplus in our life and asset management operations increased to £6,766 million at 31 December 2015 (31 December 2014: £5,059 million, on an actual exchange rate basis), after financing reinvestment in new business and funding cash remittances from the business units to Group.

In Asia, growth in the in-force life portfolio, and a 28 per cent increase in post-tax profit from Eastspring Investments, contributed to free surplus generation of £1,086 million, up 17 per cent. In the US, free surplus generation before new business increased by 11 per cent, also reflecting business growth.  In the UK, the 37 per cent increase to £900 million reflects a higher underlying contribution from the in-force business and a contribution of £223 million for the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime.

We invested £745 million of the free surplus generated during the year in writing new business (2014: £618 million on a constant exchange rate basis) equivalent to a re-investment rate9 of 20 per cent, which is in line with recent periods. Asia remained the primary destination of our new business investment, 17 per cent higher at £413 million, lower than the 26 per cent increase in APE sales reflecting changes to product mix. In the US, new business investment increased to £267 million, mainly due to an increase in the proportion of variable annuity premiums that customers directed towards the fixed account option. At just under 2 per cent of new single premiums, Jackson’s overall strain remains low supporting the generation of significant returns on capital. New business investment in the UK remains at £65 million (2014: £65 million), despite higher new business volumes, reflecting capital efficient growth in with-profits business and lower strain on bulk annuities (measured under the solvency regime applicable in 2015).

The internal rates of return achieved on new business remain attractive at over 20 per cent across all three business operations and the average payback period10 for business written in 2015 was 3 years for Asia, 1 year for the US and 3 years for the UK.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Holding company cash11
	Actual Exchange Rate
	2015 £m	2014 £m	Change %
Net cash remitted by business units:
Asia	467	400	17
US	470	415	13
UK	331	325	2
M&G	302	285	6
Prudential Capital	55	57	(4)
Net cash remitted by business units	1,625	1,482	10
Holding company cash at 31 December	2,173	1,480

Cash remitted by the business units to the corporate centre in 2015 increased by 10 per cent to £1,625 million with significant contributions from each of our four major business operations. Asia’s remittances increased to £467 million and included the proceeds from the sale of the Japan life business of £42 million. The higher remittances from the US of £470 million reflect Jackson’s disciplined approach to growing this business and its effective risk management. The remittances from the UK are in line with 2014 and we continue to invest in upgrading our UK pre and post retirement customers propositions. M&G’s remittances of £302 million reflected the level of post-tax earnings delivered in the year.

Cash remitted to the Group in 2015 was used to meet central costs of £354 million (2014: £353 million), pay the dividends and  finance the second of three up-front payments for the renewal of the distribution agreement with Standard Chartered Bank. The issue of hybrid debt in June 2015 raised £590 million. Reflecting these movements in the year, total holding company cash at the end of 2015 was £2,173 million compared to £1,480 million at the end of 2014.

EEV Profit
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
Post-tax operating profit
Long-term business:
Asia	2,321	1,900	22	1,903	22
US	1,808	1,528	18	1,647	10
UK2	863	735	17	735	17
Long-term business operating profit2	4,992	4,163	20	4,285	16
UK general insurance commission	22	19	16	19	16
Asset management business:
M&G	358	353	1	353	1
Prudential Capital	18	33	(45)	33	(45)
Eastspring Investments	101	78	29	79	28
US	7	6	17	7	-
Other income and expenditure12	(617)	(567)	(9)	(567)	(9)
Results of the sold PruHealth and PruProtect businesses	-	11	(100)	11	(100)
Post-tax operating profit based on longer-term investment returns	4,881	4,096	19	4,220	16
Short-term fluctuations in investment returns:
Insurance operations	(1,153)	856	(235)	864	(233)
Other operations	(55)	(93)	41	(93)	41
	(1,208)	763	(258)	771	(257)
Effect of changes in economic assumptions	57	(369)	115	(389)	115
Other non-operating items12	221	(147)	250	(147)	250
Profit attributable to shareholders	3,951	4,343	(9)	4,455	(11)

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %

Basic earnings per share based on post-tax operating profit	191.2	160.7	19	165.6	15
Basic earnings per share based on post-tax total profit	154.8	170.4	(9)	174.8	(11)

EEV Operating Profit
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 16 per cent higher (19 per cent on an actual exchange rate basis) at £4,881 million in 2015. The increase is primarily due to higher new business profit from the Group’s life businesses, which increased by 20 per cent (24 per cent on an actual exchange rate) to £2,617 million and profit from the in-force life business, which increased by 13 per cent (16 per cent on an actual exchange rate basis) to £2,375 million. This reflects on-going business growth and higher profits from the better than expected management of the in-force business, with positive experience and assumptions changes of £666 million (2014: £648 million).

In Asia, EEV life operating profit was 22 per cent higher at £2,321 million, with in-force profit up 13 per cent to £831 million, benefiting from increased scale across all of our operations. Asia new business profit was 28 per cent higher at £1,490 million, reflecting volume growth from the continued build out of our distribution platform.

Jackson’s EEV life operating profit increased by 10 per cent to £1,808 million, driven by growth in the scale of our in-force book and higher new business profit. In-force profit increased by 11 per cent to £999 million (20 per cent on an actual exchange rate basis), primarily reflecting higher unwind from the larger book of existing business. US new business profit was up 8 per cent to £809 million (17 per cent on an actual exchange rate basis), due to the 3 per cent (11 per cent on an actual exchange rate basis) increase in sales volume and a beneficial shift in business mix.

In the UK, EEV life operating profit increased by 17 per cent2 to £863 million (2014: £735 million). New business profit was 23 per cent2 higher at £318 million (2014: £259 million) and includes a contribution of £117 million (2014: £105 million) from four bulk annuity transactions in 2015. Retail new business profit was up 31 per cent2 at £201 million (2014: £154 million), due to the positive effect of the 32 per cent increase in retail sales volumes offset by business mix effects. In-force profit was 14 per cent higher at £545 million (2014: £476 million) and includes a net charge of £13 million from the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime.

EEV non-operating results
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are captured in non-operating profit which reduced the 2015 results by a net £930 million (2014: net increase of £247 million on an actual exchange rate basis).

EEV short-term fluctuations
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the effect on EEV of the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for life operations of negative £1,153 million include negative £206 million for Asia, negative £753 million for our US operations and negative £194 million in the UK.

In Asia and the UK, negative short-term fluctuations principally reflect unrealised movements on bond holdings in the year. They also reflect the effect on the embedded value of flat to negative equity market returns. In the US, the variance represents the impact of modestly negative market-related movements on separate account values in the year and on the value movements on derivatives held to manage the Group’s equity and interest rates exposure.

Effect of changes in economic assumptions
The small overall interest rate rises in the UK and US have had a beneficial impact on the level of future assumed earnings that we expect to generate from our existing book of business. This is partly offset by the effect of interest rate rises in Asia, which impact EEV negatively, as the present value future Asia health and protection profits are discounted at higher rates.

Capital position, financing and liquidity

Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses. The estimated Group Solvency II capital surplus13,14 at 31 December 2015 is £9.7 billion equivalent to a ratio of 193 per cent.

The table below shows the impact of moving from our previously reported economic capital basis to the Solvency II approved internal model basis and the capital generation in 2015
Analysis of movement in Group capital surplus	£ billion
Economic capital surplus as at 1 January	9.7
Operating experience	2.4
Non-operating experience (including market movements)	(0.6)
Other capital movements
Subordinated debt issuance	0.6
Foreign currency translation impacts	0.2
Final 2014 and 2015 first interim dividend paid	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	(1.4)
Estimated solvency II surplus as at 31 December	9.7

The movement in the Group Solvency II capital surplus in 2015 was driven by:
-
Operating experience of £2.4 billion: generated by in-force business and new business written in 2015 and included £0.4 billion of benefit from the specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime;

-	Non-operating experience of £0.6 billion: mainly arising from negative market experience during the year; and
-
Other capital movements: comprising an increase in capital from subordinated debt issuance, positive foreign currency translation effects offset by a reduction in surplus from payment of the 2014 final and 2015 first interim dividend.

The methodology and calibration changes arose as part of the internal model approval process and related to:
-
a £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

-
a £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for “contract boundaries” and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

Solvency II as a measure of regulatory capital is more volatile than under the previous Solvency I regime. At 31 December 2015, the estimated sensitivity of the Group Solvency II capital surplus to significant changes in market conditions is as set out below:
-	an instantaneous 20 per cent fall in equity markets would reduce surplus by £1.0 billion and reduce the solvency ratio to 186 per cent;
-
a 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce surplus by £1.8 billion and reduce the solvency ratio to 179 per cent;

-
a 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £1.1 billion and reduce the solvency ratio to 179 per cent;

-	a 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £1.1 billion and increase the solvency ratio to 210 per cent; and
-	a 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 187 per cent.

At 31 December 2015 our Insurance Groups Directive surplus is estimated at £5.5 billion14, equivalent to a solvency cover of 2.5 times.

Local statutory capital
All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio at the end of 2015 was 481 per cent, having remitted £470 million to Group earlier in the year. The Prudential Assurance Company Limited, our main UK operation, has an estimated Solvency II surplus of £3.3 billion in respect of its shareholder business, equivalent to a ratio of 146 per cent. Separately the UK with-profits funds remained well capitalised with an estate value of £7.6 billion15, covering its solvency capital requirements approximately 1.75 times.

Debt Portfolio
The Group continues to maintain a high quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 96 per cent of our US portfolio are investment grade. We experienced no default losses and reported impairments of £26 million (2014: £7 million) across these two fixed income securities portfolios.

Financing and liquidity

Shareholders’ net core structural borrowings and ratings	2015 £m			2014 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders’ borrowings in holding company	4,567	353	4,920	3,869	579	4,448
Prudential Capital	275	-	275	275	-	275
Jackson surplus notes	169	55	224	160	42	202
Total	5,011	408	5,419	4,304	621	4,925
Less: Holding company cash and short-term investments	(2,173)	-	(2,173)	(1,480)	-	(1,480)
Net core structural borrowings of shareholder-financed operations	2,838	408	3,246	2,824	621	3,445

Our financing and liquidity position remained strong throughout the year. Our central cash resources amounted to £2.2 billion at 31 December 2015, compared with £1.5 billion at the end of 2014, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group’s core structural borrowings at 31 December 2015 were £5,011 million (31 December 2014: £4,304 million on an actual exchange rate basis) and comprised £4,567 million (31 December 2014: £3,869 million on an actual exchange rate basis) of debt held by the holding company, and £444 million (31 December 2014: £435 million on an actual exchange rate basis) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson. In June 2015, Prudential issued £600 million 5.0 per cent tier 2 subordinated notes, increasing funds available for general corporate purposes.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2015, we had issued commercial paper under this programme, totalling £138 million and US$1,428 million, to finance non-core borrowings.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2020. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2015. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 31 December 2015, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 18 per cent, compared to 19 per cent at 31 December 2014. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. The Prudential Assurance Company Limited was downgraded by Moody’s in September 2015 from Aa2 to Aa3. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of The Prudential Assurance Company Limited is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

Shareholders' Funds
	IFRS		EEV
	2015 £m	2014 £m	2015 £m	2014 £m

Profit after tax for the year	2,579	2,216	3,951	4,343
Exchange movements, net of related tax	118	220	244	737
Unrealised gains and losses on Jackson fixed income securities classified as available for sale16	(629)	565	-	-
Dividends	(974)	(895)	(974)	(895)
Other	50	55	(23)	131
Net increase in shareholders’ funds	1,144	2,161	3,198	4,316
Shareholders’ funds at beginning of the year	11,811	9,650	29,161	24,856
Effect of domestication of Hong Kong branch	-	-	-	(11)
Shareholders’ funds at end of the year	12,955	11,811	32,359	29,161
Shareholders' value per share	504p	460p	1,258p	1,136p
Return on Shareholders' funds17	27%	26%	17%	16%

In a period of currency volatility, UK sterling weakened relative to non-sterling currencies in particular the US dollar. With approximately 54 per cent of the Group’s IFRS net assets (68 per cent of EEV net assets) denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the year. In addition, the increase in US 10-year treasury rate and higher spreads produced unrealised losses on fixed income securities held by Jackson that are accounted for as available-for-sale under IFRS.

Taking these non-operating movements into account, the Group’s IFRS shareholders’ funds at 31 December 2015 increased by 10 per cent to £13.0 billion (31 December 2014: £11.8 billion on an actual exchange rate basis).

The Group’s EEV shareholders’ funds also increased by 11 per cent to £32.4 billion (31 December 2014: £29.2 billion on an actual exchange rate basis). On a per share basis the Group’s embedded value at 31 December 2015 stood at 1,258 pence, up from 1,136 pence at 31 December 2014.

Corporate transactions

Entrance into Uganda life insurance market
In June 2015 we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term co-operation agreement with Crane Bank of Uganda. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance, which is subject to regulatory approval.

Reporting considerations

As announced at our investor conference in January 2016, we plan to discontinue publication of our first and third quarter interim management statements with immediate effect.

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Notes:
1	Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations.
2
Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3	Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
4	Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
5	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
6	For basis of preparation see note I (a) of Additional Unaudited IFRS financial information.
7	Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
8
Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,065 million (2014: net inflows £9 million). External funds under management exclude Asia MMF balances of £6,006 million (2014: £4,800 million).

9	Investment in new business as a percentage of underlying free surplus generated from in-force life business and asset management.
10
Payback period, measured on an undiscounted basis, is the time in which the initial ‘cash’ outflow of investment is expected to be recovered from the ‘cash’ inflows generated by the investment. The ‘cash’ outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment.

11	The full Holding Company Cashflow is disclosed in note II (a) of Additional unaudited IFRS financial information.
12
Refer to the EEV basis supplementary information – Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.

13
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (c) of Additional unaudited financial information. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.

    14                Before allowing for second interim ordinary and special dividends.
    15               Representing Solvency II own funds of the UK with-profit funds.
16 Net of related charges to deferred acquisition costs and tax.
17	Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.

Group Chief Risk Officer’s Report of the risks facing our business and how these are managed

The Group aims to help customers achieve their long term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and deliver real value. We recognise that we are implicitly committing to customers that we will maintain a healthy company, and are there to meet our long term commitments to them.

From the shareholder’s perspective, we generate value by selectively taking exposures to risks that are adequately rewarded and that can be appropriately quantified and managed. The Group’s approach is to retain risks where doing so contributes to value creation, the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to manage appropriately the risk.

In my report, I seek to explain the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

Principles and objective
Prudential defines ‘risk’ as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. As such, material risks will be retained only where this is consistent with the Group’s risk appetite framework and its philosophy towards risk-taking.

Risk governance
The organisational structures, reporting relationships, delegation of authority, and roles and responsibilities that Group Head Office and the business units establish to make decisions and control their activities on risk related matters form the foundation of Prudential’s risk governance. Effective risk governance encompasses individuals, Group-wide functions and committees involved in the management of risk.

Risk framework
The Group’s risk framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to market, credit, insurance, liquidity and operational risks is monitored and managed by the Group Risk function whose responsibility it is to seek to ensure the maintenance of an adequate risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group and is based on the concept of the ‘three lines of defence’. These comprise risk taking and management, risk control and oversight, and independent assurance.

The key risks inherent in the insurance and capital management operations of Prudential’s business:
Risks from our investments	Risks from our products	Risks from our business operations

Uncertainty around investment returns can arise through credit risk via the potential of defaults, and market risks resulting from the volatility of asset values as a result of fluctuations in equity prices, interest rates, foreign exchange and property prices. Liquidity risk is also a key area of focus. Regular stress testing is undertaken to ensure the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and in stress scenarios.

Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.

In common with other life insurers,  the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, and claim inflation.

Operational risk
As a group we are dependent on the successful processing of a large number of transactions, utilising various IT systems and platforms across numerous and diverse products.
We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

Risk mitigation and hedging
We manage our risk profile according to our desired acceptance of risk. To do this, Group Head Office and the business units maintain risk registers that include details of the risks identified and of the controls and mitigating actions used in managing them. Our identified keys risks are set out in the table below.

Key Risks

Risk Type	Risk Definition	Risk Management and Mitigation
Market Risk
The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

• Market risk policy
• Risk appetite statements, limits and triggers in place
• Monitoring and oversight of market risks through the reporting of regular management information
• Asset Liability Management programmes in place
• Use of derivative programmes
• Currency hedging of expected business unit remittances

Equity
Investment risk
Interest rates
Foreign exchange
Credit Risk
The risk of loss for our business, or of adverse change in the financial situation, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

• Credit risk policy
• Risk appetite statements and limits defined on an issuer/counterparty/average credit quality of the portfolio basis
• Collateral arrangements in place for derivative transactions
• Group Credit Risk Committee oversight of credit and counterparty credit risk and sector and/or name specific reviews
• Close monitoring/restricting of investments that may be of concern

Counterparty
Invested credit
Insurance Risk
The risk of loss for our business, or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and claim inflation.

• Insurance and Underwriting risk policies
• Risk appetite statements, limits and triggers in place
• Longevity, morbidity and persistency assumptions reflect recent experience and expectation of future trends; industry data and expert judgement are used, where appropriate
• Reinsurance is used to mitigate longevity and morbidity risks
• Morbidity mitigated by appropriate underwriting when policies are issued and claims received
• Persistency mitigated through improving quality of sales processes and customer retention initiatives
• Medical expense inflation risk mitigated through regular product re-pricing

Mortality/Longevity
Morbidity/Health
Persistency
Medical expense inflation risk
Liquidity Risk	The risk of the Group being unable to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stress scenarios.
• Liquidity risk policy
• Risk appetite statements, limits and triggers in place
• Monitoring of liquidity risk through regular management information
• Regular stress testing
• Liquidity contingency plans established and sources identified
• Ability to access the money and debt capital markets
• Access to external sources of finance through committed credit facilities

Operational Risk
The risk of loss (or unintended gain/profit) arising from inadequate or failed internal processes, or from personnel and systems, or from external events (other than those external events covered under Business Environment Risk).

• Operational risk and Outsourcing and Third Party supply policies
• Corporate insurance programmes  to limit the impact of operational risks
• Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events
• Internal and external review of cyber security capability
• Regular testing of elements of the disaster recovery plan

Regulatory and legislative compliance
Third party management
IT and information (including cybersecurity)
Business continuity
Business Environment Risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy
• A Risk and Capital Plan that includes considerations of current strategies
• Business environment and strategic risks closely monitored and assessed for consideration in the business plans where appropriate
• Board Strategy sessions consider risk themes
• Systemic Risk Management Plan which details the Group’s strategy and risk management framework
• Recovery Plan which covers the Group corporate and risk governance for managing distressed environment, a range of credible recovery options, and scenarios to assess the effectiveness of these recovery options

Strategic Risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

The drivers of each of the key risks vary by business unit, and depend primarily on the value of locally held products.

Market Risk
Investment Risk

In Prudential UK, investment risk arising out of the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £7.6 billion1 as at 31 December 2015 on a Solvency II basis – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equities arises from unit-linked products where revenue is linked to funds under management and on its with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of ‘spread business’, including fixed annuities, these assets are generally bonds and our shareholder exposure comes from the minimum asset return required to be generated to meet the guaranteed rates of return offered to policyholders. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from the guarantees on return on investments embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting. The Jackson IFRS shareholders’ equity and US statutory capital are also sensitive to the effects of policyholder behaviour on the valuation of guarantees.

Interest Rate Risk

Long-term rates remain close to historic lows. Products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates. However, this remains an area of sensitivity and persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. Under the European Union’s Solvency II Directive, additional interest rate exposure is created due to the nature of the construction of this balance sheet, such as the inclusion of the risk margin. The UK business continually assesses the need for any derivative overlays in managing this sensitivity. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall.

Interest rate risk across the entire business is managed through the use of interest rate swaps, interest rate options and hybrid options (options protecting against simultaneous decreases in equity values and interest rates).

Foreign Exchange Risk

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK Sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the accounting balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposure to foreign exchange risks in currencies outside the local territory. Where this arises, currency borrowings, swaps and other derivatives are used to manage exposures.

Credit Risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality to seek to ensure the diversification of the portfolio and have in place collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group and conducts sector and/or name specific reviews as required. In particular, in 2015 it has conducted sector reviews in the banking, commodities and energy sectors.

Debt and loan portfolio

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, with fixed income assets of £32.1 billion. Credit risk arising from a further £44.5 billion of fixed income assets is largely borne by the with-profits fund, although in extremis shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £28.3 billion at 31 December 2015. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 32 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £34.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.2 billion as at 31 December 2015 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Certain sectors have seen specific pressure during 2015 and into early 2016. The Group’s credit exposure to the oil and gas sector represents approximately 4 per cent or £3.1 billion of the shareholder credit portfolio. Prolonged, depressed oil prices are expected to exert downward rating pressure within the sector, which is being monitored closely through Group risk processes and the Group Credit Risk Committee. The Group’s credit exposure to the metal and mining sector represents 1 per cent of the total shareholder debt portfolio (£78 billion). Similarly, this sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

Sovereign debt represented 17 per cent or £12.8 billion of the debt portfolio backing shareholder business at 31 December 2015 (31 December 2014: 15 per cent or £11.0 billion). 44 per cent of this was rated AAA and 94 per cent investment grade (31 December 2014: 43 per cent AAA, 95 per cent investment grade). At 31 December 2015, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt2 was £546 million. 75 per cent of this was AAA rated (31 December 2014: 82 per cent AAA rated). We do not have any sovereign debt exposure to Greece.

Bank debt exposure and Counterparty Credit Risk

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2015 are given in Note C3.3(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk. At 31 December 2015, shareholders exposure to corporate debt by rating and sector is shown below:

•	95 per cent of the Shareholder portfolio is investment grade rated. In particular, 67 per cent of the portfolio is rated A- and above3.
•	The Group’s Shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and utilities sectors).

Insurance Risk

Insurance risk constitutes a sizeable proportion of the Group’s exposure; the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance and claim inflation.

Longevity risk (people’s propensity to live longer) is a significant contributor to our insurance risk exposure and is also capital intensive under the Solvency II regime. One tool used to manage this risk is reinsurance. During 2015, we completed deals on a number of tranches of bulk and retail annuity liabilities when terms were sufficiently attractive and aligned with our risk management framework. The recently enhanced pensions freedoms in the UK have greatly reduced the demand for retail annuities and further liberalisation is anticipated.  However, given our significant UK annuity portfolio, the assumptions that we make about future rates of mortality improvement will remain key to the measurement of insurance liabilities and to the assessment of any subsequent reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there remains considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity assumptions.

Morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation. This is the risk that the expenses of medical treatment increase more than expected, so that the medical claim cost passed on to Prudential is much higher. Medical expense inflation risk is best mitigated through retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in aggregate across policies.

Our persistency assumptions similarly reflect recent experience for each relevant line of business, and future expectations. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk. Modelling this ‘dynamic’ policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within product features.

Liquidity Risk

The Group has significant internal sources of liquidity which are sufficient to meet all of its expected requirements, for a period of at least 12 months from the date the financial statements are approved, without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2020. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and are assessed to be sufficient.

Operational Risk

The Group does not actively seek to take operational risk to generate returns. Instead, it accepts a level of risk whereby the controls in place should prevent material losses, but should also not excessively restrict business activities. Direct and/or indirect financial losses are likely to arise if there is a failure to develop, implement and monitor appropriate controls.

For each business unit, accountabilities for operational risk management and oversight are based on the principles of the ‘three lines of defence’ model of risk taking and management, risk control and oversight, and independent assurance. The approach adopted is proportional to the size, nature and complexity of the business unit and the risks it manages.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee.

This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Top Operational Risks
Key areas of focus within the operational risk framework are:
•
the risk of non-compliance due to the momentum of regulatory change in both our developed and developing markets, as well as recognising that Prudential’s designation as a Global Systemically Important Insurer which requires the Group to comply with additional policy measures including enhanced Group-wide supervision;

•	the risk of improper, or mis-selling of Prudential products and the resulting risk of censure from local regulators;
•	the risk of regulatory censure due to poor conduct or weaknesses in systems and controls;
•	the risk of censure for money laundering, sanctions or anti-bribery and corruption failures;
•
the risk that reliance on IT infrastructures which support core activities/processes of the business, could fail or otherwise negatively impact business continuity and scalability needed to support the growth and changing needs of the business;

•	the risk of a significant failure of a third-party provider impacting critical services;
•	the risk of trading, transacting or modelling errors having a material cost across Group;
•	the risk of the Group failing to attract and retain quality senior managers and other key employees;
•
the risk that key people, processes and systems are unable to operate (thus impacting the on-going operation of the business) due to a significant unexpected external event occurring (e.g. a pandemic, terrorist attack, natural disaster, political unrest); and

•
the risk of losses resulting from damage to the firm’s reputation. This can be either real or perceived reputational damage but which could nevertheless diminish the standing of the organisation in the eyes of key stakeholders (e.g. customers, shareholders), destroy shareholder value, adversely impact revenues or result in significant costs to rectify.

Cyber Security
Cyber security is an increasingly important risk facing the Group. The risk is that a member of the Group could be the target of a cyber-related attack which could result in disruption to the key operations, make it difficult to recover critical services, damage assets, and compromise data (both corporate and customer). This is a global issue which is rising in prominence across the financial services industry. As a result of Prudential’s increasing market profile, the  growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a Global Systemically Important Insurer, there is an increased likelihood of Prudential being considered a target by cyber criminals. A number of industry, company-wide and local business unit-specific initiatives are underway in response to this risk.

Business environment and strategic risks

Global Regulatory and Political Risk
There are a number of on-going policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority reviews, on-going engagement with the Prudential Regulation Authority and includes the work of the Financial Stability Board and standard-setting institutions such as the International Association of Insurance Supervisors.

The International Association of Insurance Supervisors has various initiatives. On 18 July 2013, it published a methodology for identifying Global Systemically Important Insurers, and a set of policy measures that will apply to them, which the Financial Stability Board endorsed. Groups designated as a Global Systemically Important Insurer are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a Global Systemically Important Insurer was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a Global Systemically Important Insurer.

The Global Systemically Important Insurer regime also introduces two types of capital requirements. The first, a Basic Capital Requirement, is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement reflects the drivers of the assessment of Global Systemically Important Insurer designation. The International Association of Insurance Supervisors intends for these requirements to take effect from January 2019, but Global Systemically Important Insurers will be expected to report privately to their group-wide supervisors in the interim.

The International Association of Insurance Supervisors is also developing a Common Framework (ComFrame) which is focused on the supervision of large and complex Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that would apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for Global Systemically Important Insurers. Further consultations on the Insurance Capital Standard are expected over the coming years and a version of the Insurance Capital Standard is expected to be adopted as part of ComFrame in late 2019.

The International Association of Insurance Supervisors’ Insurance Core Principles, which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The European Union’s Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act  in the US, and other European Union legislation related to the financial services industry.

The UK Government has committed to holding a “remain/leave”  referendum on EU membership which will be held on 23 June 2016. The possible withdrawal of the UK from the EU would have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced on the UK.

In the US, the implementation of the Department of Labor proposal to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts would dramatically reshape the distribution of retirement products. If approved, the final rule could be in place in 2016. Jackson's strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

Emerging Risks

Generally, emerging risks are qualitative in nature and are not amenable to modelling using statistical techniques. The emerging risk identification process at Prudential seeks to leverage the expertise of the organisation through a combination of top-down and bottom-up assessments of risks. Following two years of development, the emerging risk identification process is now well-embedded across the Group.

The use of ‘brainstorming’ sessions at various levels of the organisation is used as a central pillar of the emerging risk identification process to identify, develop and challenge potential emerging risks. Input is also taken from external speakers, forums and databases.

The Group has also sought to maintain contacts with industry experts and peers to benchmark and refine the emerging risk management process. For example, Prudential has been a member of the Emerging Risk Initiative at the CRO Forum for two years, and chaired this initiative for 2015.

Risk factors

Our disclosures covering risk factors can be found at the end of this document.

Risk Management Cycle and Governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Risk identification

The Group’s risk profile is a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing.

An annual ‘top-down’ identification of our key risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The bottom up approach of risk identification is more granular and refers to the processes by which the business units identify, assess and document risks, with the appropriate coordination and challenge from the risk functions.

The Group Own Risk and Solvency Assessment Report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward looking basis. The scope of the Group Own Risk and Solvency Assessment Report covers the full known risk universe of the Group.

In accordance with provision C.2.1 of the UK Corporate Governance Code, the directors have performed robust assessment of the principal risks facing the company, through the Group Own Risk and Solvency Assessment Report and the risk assessments completed as part of the business planning review including how they are managed and mitigated given in this Chief Risk Officer’s report.

Insurers are also required to undertake Reverse Stress Testing, which requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. The actions considered form a part of our Recovery Plan.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s Internal Model, which is used to determine capital requirements under the Solvency II Pillar 1 and economic capital bases. Governance arrangements are in place to support the internal model. This includes independent validation and process and controls around model changes and limitations.

Manage and control

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies. These risk policies define:
•	the Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
•	the processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
•	the flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

Monitoring and reporting

The management information received by the Group Risk Committees and the Board is tailored around the risks identified in the annual ‘top-down’ process, and also covers on-going developments in other key and emerging risks.

Risk Appetite and Limits

The extent to which the Group is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators.

Risk appetite has been set at a Group aggregate level and by risk type, and covers all risks to shareholders, including those from participating and third party business. The qualitative statements are operationalised down to the local business units through measures such as limits, triggers and indicators, and cover the most significant exposures to the Group, particularly those that could impact the Group’s aggregate risk appetite metrics.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. On the recommendation of the Group Risk Committee, the Board approves all changes made to the Group’s risk appetite framework.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility:
The objectives of the aggregate risk limits seek to manage that:
•	the volatility of earnings is consistent with the expectations of stakeholders;
•	the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
•	earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.
The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:
The objective is to monitor that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements:
The limits aim to manage that:
•	the Group meets its internal economic capital requirements;
•	the Group achieves its desired target rating to meet its business objectives; and
•	supervisory intervention is avoided.

The two measures used to define the limits are Solvency II capital requirements and internal economic capital requirements. In addition, outside the UK capital requirements are monitored on local statutory bases.

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

With the introduction of Solvency II, the existing European Union Insurance Group Directives risk appetite statement has been replaced with a Solvency II Pillar 1 risk appetite. As part of our annual business planning cycle the risk appetite framework plays an integral role. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering, internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

Risk Culture

The increasing regulatory focus on market participants instilling corporate cultures that support prudent management and outcomes for consumers is indelibly linked to what we do and how we do it. The ‘risk culture’ (as a subset of the broader business culture) is reflected in the values and behaviours the Group displays when managing risk. It therefore permeates throughout the Group’s Risk Framework and governance processes.

The Group promotes a responsible risk culture in three main ways:
•	By the leadership and behaviours demonstrated by management;
•	By building skills and capabilities to support risk management; and
•	By including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

Senior management leadership
Senior management promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision making, while seeking to ensure compliance with regulatory requirements and internal policies. As part of this, they encourage all employees to be risk-aware and to take personal responsibility for identifying and helping to address risk issues.

Building skills and capabilities
The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately.

Performance management
The Group includes risk management measures that balances risk taken with profitability and growth achieved in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management (objectives may be quantitative or qualitative as appropriate).

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Notes:
1 Representing Solvency II own funds of the UK with-profit funds.
2 Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit rust and similar funds.
3 In the ‘Shareholder Exposure by Rating’ ~ 75 per cent of non-rated assets are internally rated, privately held loans.

Corporate governance

The Board confirms that it has complied with all relevant provisions set out in the Hong Kong Code on Corporate Governance Practices (the HK Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou CFO